UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Amendment No. 3)
Under the Securities Exchange Act of 1934*
ICO Global Communications (Holdings) Limited

(Name of Issuer)
Class A Common Stock

(Title of Class of Securities)
44930K108

(CUSIP Number)
Michael Colvin
Highland Capital Management, L.P.
Two Galleria Tower
13455 Noel Road, Suite 800
Dallas, Texas 75240
(972) 628-4100

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)
January 24, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), (f) or (g), check the following box. ☑
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	44930K108	Page	2	of	10

1	NAME OF REPORTING PERSON Highland Capital Management, L.P.
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 75-2716725

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		30,140,057

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,346,258

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		30,140,057

WITH	10	SHARED DISPOSITIVE POWER

		1,346,258

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	31,486,315

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	21.7%

14	TYPE OF REPORTING PERSON

	PN, IA

CUSIP No.	44930K108	Page	3	of	10

1	NAME OF REPORTING PERSON Strand Advisors, Inc.
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 95-4440863

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		30,140,057

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,346,258

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		30,140,057

WITH	10	SHARED DISPOSITIVE POWER

		1,346,258

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	31,486,315

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	21.7%

14	TYPE OF REPORTING PERSON

	CO, HC

CUSIP No.	44930K108	Page	4	of	10

1	NAME OF REPORTING PERSON James Dondero
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		34,895,914

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,446,258

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		34,895,914

WITH	10	SHARED DISPOSITIVE POWER

		1,446,258

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	36,342,172

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	25.1%

14	TYPE OF REPORTING PERSON

	IN, HC

CUSIP No.	44930K108	Page	5	of	10

1	NAME OF REPORTING PERSON Highland Credit Strategies Fund (1)
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-4948762

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		225,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		225,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	225,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.2%

14	TYPE OF REPORTING PERSON

	OO
(1) The Reporting Person may be deemed to be the beneficial owner of the shares of the Issuer’s Class A Common Stock beneficially owned by the other Reporting Persons. However, with respect to the matters described herein, no other Reporting Person may bind, obligate or take any action, directly or indirectly, on behalf of Highland Credit Strategies Fund. The Reporting Person expressly disclaims membership in a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act.

CUSIP No.	44930K108	Page	6	of	10

1	NAME OF REPORTING PERSON Highland Equity Opportunities Fund (1)
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-4570552

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		261,201

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		261,201

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	261,201

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.2%

14	TYPE OF REPORTING PERSON

	OO
(1) The Reporting Person may be deemed to be the beneficial owner of the shares of the Issuer’s Class A Common Stock beneficially owned by the other Reporting Persons. However, with respect to the matters described herein, no other Reporting Person may bind, obligate or take any action, directly or indirectly, on behalf of Highland Equity Opportunities Fund. The Reporting Person expressly disclaims membership in a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act.

CUSIP No.	44930K108	Page	7	of	10

1	NAME OF REPORTING PERSON Highland Multi-Strategy Onshore Master SubFund, L.L.C.
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-5237152

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		860,057

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		860,057

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	860,057

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.6%

14	TYPE OF REPORTING PERSON

	OO

CUSIP No.	44930K108	Page	8	of	10

1	NAME OF REPORTING PERSON Highland Multi-Strategy Master Fund, L.P.
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-5237085

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Bermuda

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		860,057

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		860,057

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	860,057

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.6%

14	TYPE OF REPORTING PERSON

	PN/HC

8

CUSIP No. 44930K108	Page 9 of 10
This Amendment No. 3 to Schedule 13D is jointly filed by and on behalf of each reporting person to amend and/or supplement the Schedule 13D relating to shares of Class A Common Stock of the Issuer filed by such reporting person with the Securities and Exchange Commission on August 20, 2007, as amended by Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on December 17, 2007 and by Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on January 17, 2008 (as amended, the “Schedule 13D”). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 13D. Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.
Item 3. Source and Amount of Funds or Other Consideration.
     The Reporting Persons have acquired an aggregate of 36,342,172 shares of Class A Common Stock (the “Shares”), which are reported herein, for an aggregate purchase price of approximately $129,299,105.28, with a combination of funds from accounts managed by Highland Capital.
Item 5. Interest in Securities of the Issuer.
     (a) The aggregate number and percentage of the shares of Class A Common Stock beneficially owned by each Reporting Person:
          See the disclosure provided in response to Items 11 and 13 on the attached cover page(s).
     (b) Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote:

See the disclosure provided in response to Item 7 on the attached cover page(s).

(ii)	shared power to vote or to direct the vote:

See the disclosure provided in response to Item 8 on the attached cover page(s).

(iii)	sole power to dispose or to direct the disposition of:

See the disclosure provided in response to Item 9 on the attached cover page(s).

(iv)	shared power to dispose or to direct the disposition of:

See the disclosure provided in response to Item 10 on the attached cover page(s).
     (c) The following table describes transactions in the Common Stock that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the persons named in response to paragraph (a) of this Item 5:

Transaction Date	Reporting Person	Number of Shares Acquired	Price Per Share ($)	Description of Transaction
01/15/2008	Highland Capital	27,200	2.7536	Open Market
01/16/2008	Highland Capital	2,700	2.78	Open Market
01/18/2008	Highland Capital	875,000	2.4997	Open Market
01/23/2008	Highland Capital	500,000	2.4	Open Market
01/24/2008	Highland Capital	925,000	2.4	Open Market
     (d) Other persons, including Highland Crusader Offshore Partners, L.P., may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by the Reporting Persons.
     (e) Not applicable.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: Janauary 28, 2008

Highland Credit Strategy Fund

By:	/s/ James D. Dondero

	Name:	James D. Dondero
	Title:	President

Highland Equity Opportunities Fund

By:	Highland Fund I, its management investment company

	By:	/s/ James D. Dondero

Name: James D. Dondero
Title: President

Highland Multi-Strategy Onshore Master SubFund, L.L.C.

By:	Highland Multi-Strategy Master Fund, L.P., its managing member
By:	Highland Multi-Strategy Fund GP, L.P., its general partner
By:	Highland Multi-Strategy Fund GP, L.L.C., its general partner
By:	Highland Capital Management, L.P., its sole member
By:	Strand Advisors, Inc., its general partner

	By:	/s/ James D. Dondero

Name: James D. Dondero
Title: President

Highland Multi-Strategy Master Fund, L.P.

By:	Highland Multi-Strategy Fund GP, L.P., its general partner
By:	Highland Multi-Strategy Fund GP, L.L.C., its general partner
By:	Highland Capital Management, L.P., its sole member
By:	Strand Advisors, Inc., its general partner

	By:	/s/ James D. Dondero

Name: James D. Dondero
Title: President

Highland Capital Management, L.P.

By:	Strand Advisors, Inc., its general partner

	By:	/s/ James D. Dondero

Name: James D. Dondero
Title: President

Strand Advisors, Inc.

By:	/s/ James D. Dondero

Name: James D. Dondero
Title: President

James Dondero

/s/ James D. Dondero